FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

ENEL CHILE

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

(Amounts expressed in millions of Chilean Pesos)

•         Enel Chile´s revenues reached Ch$ 1,210,477 million representing a 38.2% increase due to the greater consolidation base in 2017 (6 months) when compared to 2016 (4 months) because Enel Chile was legally incorporated on March 1st, 2016.

•         EBITDA of Enel Chile reached Ch$ 306,512 million representing a Ch$ 65,554 million increase, equivalent to 27.2% due to the greater consolidation base in 2017.

•         Operating income (EBIT) amounted to Ch$ 227,184 million, which represents a 22.9% increase, equivalent to Ch$ 42,349 million due to the greater consolidation base in 2017.

•         On February 7, 2017, the subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogas S.A. for a total Ch$ 115,583 million. This sale is part of the Group’s strategy to divest non-strategic assets.

•         Net income attributable to the shareholders of Enel Chile reached Ch$ 169,660 million, a 54.2% increase equivalent to Ch$ 59,615 million due to the greater consolidation base in 2017 and the sale of Electrogas S.A.

•         Net financial debt as of June 30th was US$ 1,075 million, mostly coming from the  generation business debt.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

SUMMARY BY BUSINESS

Generation

•         Net electricity generation amounted to 8,340 GWh.  Hydroelectric generation reached 3,593 GWh, thermal dispatch reached 4,688 GWh, and wind dispatch amounted to 59 GWh.

•         Physical sales reached 11,428 GWh, of which 8,650 GWh were to regulated customers.

•         EBITDA of the generation business amounted to Ch$ 217,742 million, and net income attributable to the controlling shareholders of Enel Generación amounted to Ch$ 184,995 million.

•         On February 7, 2017, the subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogas S.A. for Ch$ 115,583 million, booking a Ch$ 105,312 million profit. This sale is part of the Group’s strategy to divest non-strategic assets.

Physical Data

                                                                                                    1st Semester 2017

Total Sales (GWh)                                                                              11,428

Total Generation (GWh)                                                                     8,340

Distribution

•         Physical sales reached 8,129 GWh. Residential customer sales amounted to 2,250 GWh, commercial customers to 2,681 GWh and the remaining amount to industrial and other customers.

•         The number of clients totaled 1,852,484 customers, and annual energy losses reached 5.2%.

•         EBITDA of the distribution business amounted to Ch$ 93,645 million, and net income attributable to the controlling shareholders of Enel Distribución amounted to Ch$ 57,937 million.

Physical Data

                                                                                                    1st Semester 2017

Total Sales (GWh)                                                                               8,129

Customers                                                                                       1,852,484

• 2 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

FINANCIAL SUMMARY – ENEL CHILE

➢  Liquidity available to Enel Chile is composed of the following:

•         Cash and cash equivalents: US$ 194 million.

•         Undrawn committed credit lines: US$ 314 million.

➢  The nominal average interest rate of Enel Chile’s debt as of June 2017 was 6.3%.

➢  Hedging and mitigation:

To mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts amountin to US$785 million and US$ 252 million, respectively.

RELEVANT INFORMATION TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18h, 2015, the Extraordinary Shareholders Meeting of Enersis S.A. approved the spin-off of the Company, subject to complying with certain conditions precedent, which took place on March 1, 2016. As of that date, a new publicly traded company named Enersis Chile S.A. was incorporated and was assigned the equity interests, assets, and liabilities owned by Enersis S.A. in Chile.

On October 4, 2016, the Extraordinary Shareholders Meetings of Enersis Chile, Endesa Chile and Chilectra approved changing these companies’ names to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución S.A., respectively. These new names became legally effective on October 18, 2016, by modifying the bylaws of each one of these companies.

For further information, see note 2.1 of the financial statements of Enel Chile S.A. as of June 30, 2017.

• 3 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and GasAtacama, which, as of June 30, 2017 have 6,351 MW combined installed capacity. Of this total, 38 are hydro electric units with 3,465 MW installed capacity, 22 are thermal units that operate using gas, coal and fuel oil with an installed capacity of 2,809 MW, and 51 are wind-farn generation units with 78 MW installed capacity.

Our power plants are all connected to the Central Interconnected Grid (“SIC” in its Spanish acronym), except for two thermal units of Central Tarapacá and six thermal units of Gas Atacama, which are connected to the Northern Grande Interconnected Grid (“SING” in its Spanish acronym).

The following charts summarize the real information of our generation business segment for the first six months of 2017 and 4 months of 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Jun-17	jun-16(*)	Jun-17	jun-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	11,428	8,208	33.9%	35.6%
Total		11,428	8,208

(*) Four months ended June 30, 2016, incorporation date for Enel Chile as new company and accordingly to the reported at the SVS.

For a better analysis of the figures in this report, the following chart summarizes the comparative data for six months of 2017 and 2016:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Jun-17	jun-16(*)	Jun-17	jun-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	11,428	12,139	33.9%	35.6%
Total		11,428	12,139

(*) For year 2016, six months ended June 30 2016, for comparison purposes.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity for an unlimited period in 33 districts of the Metropolitan Region. Its service area, from the perspective of Chilean tariffs, is considered to be primarily a densely populated area.

• 4 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The following charts summarize the real information of our distribution business segment for results accumulated in the first six months 2017 and 4 months 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Jun-17	jun-16(**)	Jun-17	jun-16(**)	Jun-17	jun-16(**)	Jun-17	jun-16(**)
Enel Distribucion Chile (*)	8,129	5,427	5.2%	5.2%	1,852	1,800	2,732	2,628
Total	8,129	5,427	5.2%	5.2%	1,852	1,800	2,732	2,628
(*) Final sales to the customers and tolls are included.
(**) Corresponds to the four months period ended June 30, 2016, which is the Enel Chile incorporation date as a new company, accordingly also to what is reported to the SVS.

In order to to perform a better analysis of the figures in this report, the following chart summarizes the comparative data for six months of 2017 and 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Jun-17	jun-16(**)	Jun-17	jun-16(**)	Jun-17	jun-16(**)	Jun-17	jun-16(**)
Enel Distribucion Chile (*)	8,129	7,982	5.2%	5.2%	1,852	1,800	2,732	2,628
Total	8,129	7,982	5.2%	5.2%	1,852	1,800	2,732	2,628
(*) Final sales to the customers and tolls are included.
(*) Correspond to the six months period ended June 30, 2016, for comparison purposes.

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The following chart shows revenues from electricity sales per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Structure and adjustments		Total
	Jun-17	jun-16(*)	Jun-17	jun-16(*)	Jun-17	jun-16(*)

Energy Sales Revenues

Generation:	707,109	524,911	(187,199)	(129,942)	519,910	394,969
Regulated customers	540,480	394,375	(187,199)	(129,942)	353,281	264,433
Non regulated customers	138,630	83,488	-	-	138,630	83,488
Spot market	27,999	42,542	-	-	27,999	42,542
Other Clients	-	4,506	-	-	-	4,506

Distribution:	590,462	396,133	(708)	(607)	589,754	395,526
Residential	219,589	146,311	-	-	219,589	146,311
Commercial	193,707	127,193	-	-	193,707	127,193
Industrial	111,626	77,891	-	-	111,626	77,891
Other	65,540	44,738	(708)	(607)	64,832	44,131
Less: Consolidation adjustments	(187,907)	(130,549)	-	-	-	-

Total Energy sales	1,109,664	790,495	(187,907)	(130,549)	1,109,664	790,495

Million chilean pesos variation in Ch$ and %	319,169	40.38%	-	-	319,169	40.38%

(*) Corresponds to the four months period ended June 30, 2016, since the Enel Chile incorporation date as a new company and also according to what is reported to the SVS.

• 6 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

FINANCIAL STATEMENT ANALYSIS

1.    Income Statement Analysis

Net income attributable to the controlling shareholders of Enel Chile as of June 30, 2017, was Ch$ 169,660 million. This amount represents a 54.2% increase when compared to the same period of last year in which net income amounted to Ch$ 110,045 million. This increase is due to the greater consolidation base in 2017, (6 months in 2017 compared to 4 months in 2016).

The following chart compares the figure of each item of the Statement of Comprehensive Income as of June 30, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-17	jun-16(**)	Change	% Change

REVENUES	1,210,477	875,938	334,539	38.2%
Sales	1,202,536	871,340	331,196	38.0%
Other operating revenues	7,941	4,598	3,343	72.7%
PROCUREMENT AND SERVICES	(793,429)	(552,610)	(240,819)	43.6%
Energy purchases	(462,727)	(317,778)	(144,949)	45.6%
Fuel consumption	(178,403)	(129,139)	(49,264)	38.2%
Transportation expenses	(83,004)	(73,725)	(9,279)	12.6%
Other variable procurement and service cost	(69,295)	(31,967)	(37,328)	116.8%
CONTRIBUTION MARGIN	417,048	323,329	93,719	29.0%
Other work performed by entity and capitalized	6,572	5,378	1,194	22.2%
Employee benefits expense	(63,627)	(45,905)	(17,722)	38.6%
Other fixed operating expenses	(53,481)	(41,844)	(11,637)	27.8%
GROSS OPERATING INCOME (EBITDA)	306,512	240,958	65,554	27.2%
Depreciation and amortization	(75,826)	(53,863)	(21,963)	40.8%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,502)	(2,260)	(1,242)	55.0%
OPERATING INCOME	227,184	184,835	42,349	22.9%
NET FINANCIAL EXPENSE	(10,069)	3,138	(13,207)	n/a
Financial income	10,167	7,599	2,568	33.8%
Financial costs	(25,818)	(20,573)	(5,245)	25.5%
Gain (Loss) for indexed assets and liabilities	136	360	(224)	(62.2%)
Foreign currency exchange differences, net	5,446	15,752	(10,306)	(65.4%)
OTHER NON-OPERATING RESULTS	109,081	4,279	104,802	n/a
Income from other investments	105,461	80	105,381	n/a
Other Profit (Loss) related to Sale of Assets	4,398	34	4,364	n/a
Share of profit (loss) of associates accounted for using the equity method	(778)	4,165	(4,943)	(118.7%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	326,196	192,252	133,944	69.7%
Income Tax	(79,457)	(30,208)	(49,249)	163.0%
NET INCOME	246,739	162,044	84,695	52.3%
Shareholders of the parent company	169,660	110,045	59,615	54.2%
Non-controlling interest	77,079	51,999	25,080	48.2%

Earning per share (Ch$ /share)*	3.46	2.24	1.21	54.2%

(*) As of June 30, 2017 the number of paid and subscribed shares was 49,092,772,762

(**) Corresponds to the four months period ended June 30, 2016, since the Enel Chile incorporation date as a new company, and also according to what is reported to the SVS.

On March 1st, 2016 Enersis Chile S.A. was legally incorporated, once the Extraordinary Shareholders Meeting of Enersis S.A. approved the spin-off of the Company between Enersis Chile and Enersis Américas. Therefore, the financial information in this report should include only four months of 2016. Given the above, and to offer a better explanation for the performance of the Company and also for financial statement analysis purposes, the figures presented will be proforma, compared with the figures for the six month period ended June 30, 2016.

• 7 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The following chart compares the figure of each item of the Statement of Comprehensive Incomeas of June 30, 2017 and 2016 to explain the relevant changes of the figures during each period:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-17	jun-16(**)	Change	% Change

REVENUES	1,210,477	1,282,243	(71,766)	(5.6%)
Sales	1,202,536	1,275,071	(72,535)	(5.7%)
Other operating revenues	7,941	7,172	769	10.7%
PROCUREMENT AND SERVICES	(793,429)	(789,279)	(4,150)	0.5%
Energy purchases	(462,727)	(473,612)	10,885	(2.3%)
Fuel consumption	(178,403)	(163,933)	(14,470)	8.8%
Transportation expenses	(83,004)	(111,064)	28,060	(25.3%)
Other variable procurement and service cost	(69,295)	(40,670)	(28,625)	70.4%
CONTRIBUTION MARGIN	417,048	492,964	(75,916)	(15.4%)
Other work performed by entity and capitalized	6,572	8,694	(2,122)	(24.4%)
Employee benefits expense	(63,627)	(62,004)	(1,623)	2.6%
Other fixed operating expenses	(53,481)	(60,866)	7,385	(12.1%)
GROSS OPERATING INCOME (EBITDA)	306,512	378,788	(72,276)	(19.1%)
Depreciation and amortization	(75,826)	(80,137)	4,311	(5.4%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(3,502)	(3,229)	(273)	8.5%
OPERATING INCOME	227,184	295,422	(68,238)	(23.1%)
NET FINANCIAL EXPENSE	(10,069)	392	(10,461)	n/a
Financial income	10,167	10,640	(473)	(4.5%)
Financial costs	(25,818)	(30,605)	4,787	(15.6%)
Gain (Loss) for indexed assets and liabilities	136	628	(492)	(78.3%)
Foreign currency exchange differences, net	5,446	19,729	(14,283)	(72.4%)
OTHER NON-OPERATING RESULTS	109,081	5,572	103,509	n/a
Income from other investments	105,461	80	105,381	n/a
Other Profit (Loss) related to Sale of Assets	4,398	34	4,364	n/a
Share of profit (loss) of associates accounted for using the equity method	(778)	5,458	(6,236)	(114.3%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	326,196	301,386	24,810	8.2%
Income Tax	(79,457)	(41,847)	(37,610)	89.9%
NET INCOME	246,739	259,539	(12,800)	(4.9%)
Shareholders of the parent company	169,660	175,948	(6,288)	(3.6%)
Non-controlling interest	77,079	83,591	(6,512)	(7.8%)

Earning per share (Ch$ /share)*	3.46	3.58	(0.13)	(3.6%)

(*) As of June 30, 2017 the number of paid and subscribed shares was 49,092,772,762

(**) Refers to the six-month period ended June 30, 2016, for comparative purposes.

• 8 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

EBITDA:

Revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the six month period ended June 30, 2017 and 2016, are presented below:

EBITDA, by business segment
(Figures in Million Ch$)

	Jun-17	jun-16(*)	Change	% Change

Generation business	766,990	848,484	(81,494)	(9.6%)
Distribution business	661,478	650,636	10,842	1.7%
Less: consolidation adjustments and other activities	(217,991)	(216,877)	(1,114)	0.5%
Total Consolidated Revenues	1,210,477	1,282,243	(71,766)	(5.6%)

PROCUREMENT AND SERVICE COST
Generation businesses	(489,666)	(487,512)	(2,154)	0.4%
Distribution business	(524,766)	(521,257)	(3,509)	0.7%
Less: consolidation adjustments and other activities	221,003	219,490	1,513	0.7%
Total Consolidated Procurement and Services Costs	(793,429)	(789,279)	(4,150)	0.5%

GENERATION
Personnel Expenses	(24,894)	(25,302)	408	(1.6%)
Other expenses by nature	(34,688)	(35,571)	883	(2.5%)
Less: consolidation adjustments and other activities	-	-	-
Total Generation business	(59,582)	(60,873)	1,291	(2.1%)

DISTRIBUTION
Personnel Expenses	(18,350)	(14,463)	(3,887)	26.9%
Other expenses by nature	(24,718)	(26,241)	1,523	(5.8%)
Less: consolidation adjustments and other activities	(7,886)	(12,599)	4,713	(37.4%)
Total Distribution business	(43,068)	(40,704)	(2,364)	5.8%

EBITDA, by business segment
Generation	217,742	300,099	(82,357)	(27.4%)
Distribution	93,644	88,675	4,969	5.6%
Less: consolidation adjustments and other activities	(4,874)	(9,986)	5,112	(51.2%)

TOTAL CONSOLIDATED EBITDA	306,512	378,788	(72,276)	(19.1%)

(*) Considers six-month period ended June 30st, 2016, for comparative purposes.

Consolidated EBITDA of Enel Chile reached Ch$ 306,512 million as of June 30, 2017, which represents a 19.1% reduction when compared to the Ch$ 378,788 million booked the same period of 2016. The decrease in consolidated EBITDA is mainly explained by the generation business, mostly related to lower energy saless due to a decrease in physical sales and a lower average sale price.

• 9 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

EBITDA GENERATION BUSINESS

The EBITDA of our Generation Business Segment reached Ch$ 217,742 million as of June 30, 2017 representing a Ch$ 82,357 million reduction when compared to 2016. The main variables, that explain this outcome, are described below:

ENEL GENERACIÓN CHILE AND SUBSIDIARIES

Revenues as of June 30, 2017, amounted to Ch$ 766,990 million, decreasing Ch$ 81,494 million, a 9.6% reduction when compared to the same period of the previous year mainly due to the following:

-       Lower energy sales amounting to Ch$ 77,117 million due to lower physical sales (-711 GWh), primarily to regulated customers (-928 GWh), and in the spot market (-522 GWh), offset by greater physical sales to unregulated customers (+739 GWh), along with a lower average sales price.

-       Lower other services revenues for Ch$ 11,329 million mainly due to a Ch$ 12,456 million reduction in toll revenues.

The effects described above were partially offset by:

-       An increase in gas sales amounting to Ch$ 5,586 million.

-       An increase in other operating income amounting to Ch$ 1,342 million, mainly explained by an increase in revenues from commodity derivatives for Ch$ 3,146 million, offset by Ch$ 2,061 million lower revenues related to lawsuits.

Operating costs reached Ch$ 489,666 million for the period ended June 30, 2017, increasing Ch$ 2,154 million which equals to 0.4%, due to the following:

-       A Ch$ 26,545 million increase in fuel consumption costs primarily explained by greater thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile.

-       A Ch$ 17,245 million increase in other procurement and services costs, mainly due to Ch$ 3,096 million in higher commodity derivative costs, Ch$ 5,863 million in higher costs related to the agreement signed with AES Gener that allows to use the LNG available of Enel Generación Chile in the Nueva Renca combined cycle, and Ch$ 11,239 million in thermal emission taxes. These higher costs were offset by lower water consumption by San Isidro I and II power plants amounting to Ch$ 1,474 million.

• 10 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The aforementioned was partly offset by:

-       Energy purchase costs decreased Ch$ 7,355 million primarily as a consequence of lower physical purchases (-815 GWh).

-       Transportation and other costs decreased by Ch$ 34,403 million.

Personnel expenses amounted to Ch$ 24,894 million as of June 30, 2017, a Ch$ 408 million decrease related to a reduction in the number of employees.

Other expenses reached Ch$ 34,688 million as of June 30, 2017, a Ch$ 883 million reduction mainly explained by a reduction of consultants and other professional outsourced services.

EBITDA DISTRIBUTION BUSINESS

The EBITDA of our Distribution Business Segment reached Ch$ 93,644 million as of June 30, 2017, which represents a Ch$ 4,969 million reduction or 5.6%, when compared to 2016. The main variables, per subsidiary that explain this outcome, are described below:

ENEL DISTRIBUCIÓN CHILE AND SUBSIDIARIES:

Revenues amounted to Ch$ 661,478 million, a Ch$ 10,842 million increase, equivalent to 1.7%, due to increased customer consumptiom, reflected in an increase in physical sales (+147 GWh) and greater revenue from the sub transmission business.

Operating costs reached Ch$ 524,766 million, a Ch$ 3,509 million increase due to greater customer disconnection and connection costs and Ch$ 1,843 million related to emergency plan costs. Additionally, fines and compensation to customers amounted to Ch$ 1,401 million.

Personnel costs amounted to Ch$ 18,350 million, a Ch$ 3,887 million increase primarily due to extraordinary non-recurrent employee bonuses related to the new collective bargaining process carried out with the Company’s unions.

Other expenses reached Ch$ 24,718 million as of June 30, 2017, a Ch$ 1,523 million decrease due to the reduction of certain fixed costs, such as: (i) Ch$ 327 million less fines and penalties, (ii) Ch$ 305 million less consultancy expenses and (iii) Ch$ 358 million less safety, insurance, and office rental expenses.

The following table summarizes the Enel Chile´s EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by business segment as of June 30, 2017.

• 11 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

	6 months ended June 30, 2017			6 months ended June 30, 2016 (*)
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Enel Generación Chile and subsidiaries	217,742	(58,869)	158,873	300,099	(66,021)	234,078
Total Generation business	217,742	(58,869)	158,873	300,099	(66,021)	234,078

Distribution
Enel Distribución Chile and subsidiaries	93,644	(21,122)	72,522	88,675	(18,164)	70,511
Total Distribution business	93,644	(21,122)	72,522	88,675	(18,164)	70,511
Less: consolidation adjustments and other activities	(4,874)	663	(4,211)	(9,986)	819	(9,167)
TOTAL CONSOLIDATED	306,512	(79,328)	227,184	378,788	(83,366)	295,422

(*) Refers to the six-month period ended June 30, 2016, for comparative purposes.

Depreciation, Amortization and Impairment

Depreciation and amortization amounted to Ch$ 79,328 million, a Ch$ 4,038 million reduction when compared to the previous year mainly as a consequence of changing the useful life of fixed assets. The subsidiary Enel Generación Chile changed the useful life of certain Property, Plant, and Equipment applicable from 2017 whose impact amounted to Ch$ 5,491 million.  This effect was offset by an increase in depreciation related to Ch$ 1,453 million in investments that became operational in both the generation and distribution business segments.

The following chart presents the consolidated non-operating income as of June 30, 2017 and 2016.

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

NON OPERATING INCOME
6 months ended June 30, 2017
(Figures in Million Ch$)

	Jun-17	jun-16(*)	Change	% Change

Financial Income
Enel Generación Chile and subsidiaries	2,637	918	1,719	187.3%
Enel Distribución Chile and subsidiaries	5,950	7,747	(1,797)	(23.2%)
Other subsidiaries non related with generation and distribution business	5,162	4,642	520	11.2%
Less: consolidation adjustments	(3,582)	(2,667)	(915)	34.3%
Total Financial Income	10,167	10,640	(473)	(4.5%)
Financial Costs
Enel Generación Chile and subsidiaries	(24,943)	(28,187)	3,244	(11.5%)
Enel Distribución Chile and subsidiaries	(2,790)	(4,012)	1,222	(30.5%)
Other subsidiaries non related with generation and distribution business	(1,667)	(1,074)	(593)	55.2%
Less: consolidation adjustments	3,582	2,669	913	34.2%
Total Financial Costs	(25,818)	(30,605)	4,787	(15.6%)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	5,545	20,080	(14,535)	(72.4%)
Enel Distribución Chile and subsidiaries	(124)	(232)	108	(46.6%)
Other subsidiaries non related with generation and distribution business	25	(119)	144	(121.0%)
Total Foreign currency exchange differences	5,446	19,729	(14,283)	(72.4%)
Gain (Loss) for indexed assets and liabilities
Enel Generación Chile and subsidiaries	(122)	336	(458)	(136.3%)
Enel Distribución Chile and subsidiaries	194	244	(50)	(20.5%)
Other subsidiaries non related with generation and distribution business	64	48	16	33.3%
Total Gain (Loss) for indexed assets and liabilities	136	628	(492)	(78.3%)
Total Net Financial Income	(10,069)	392	(10,461)	n/a

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	105,461	80	105,381	n/a
Enel Distribución Chile and subsidiaries	-	-	-	-
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss) related to Sale of Assets	105,461	80	105,381	-

Other Profit (Loss)
Enel Generación Chile and subsidiaries	4,244	34	4,210	n/a
Enel Distribución Chile and subsidiaries	153	-	153	n/a
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss)	4,397	34	4,363	0.8%
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	(778)	5,471	(6,249)	(114.2%)
Other subsidiaries non related with generation and distribution business	-	(13)	13	(100.0%)
Total Share of Profit (Loss) of associates accounted for using the equity method	(778)	5,458	(6,236)	(114.3%)

Total Other Profit (Loss) accounted in Non Operating Income	3,619	5,492	(1,873)	(34.1%)

Net Income Before Taxes	326,196	301,386	24,810	8.2%
Income Tax
Enel Generación Chile and subsidiaries	(62,766)	(30,863)	(31,903)	103.4%
Enel Distribución Chile and subsidiaries	(17,971)	(13,484)	(4,487)	33.3%
Other subsidiaries non related with generation and distribution business	1,280	2,500	(1,220)	(48.8%)
Total Income Tax	(79,457)	(41,847)	(37,610)	89.9%
Net Income	246,739	259,539	(12,800)	(4.9%)

Net Income attributable to owners of parent	169,660	175,948	(6,288)	(3.6%)
Net income attributable to non-controlling interest	77,079	83,591	(6,512)	(7.8%)

(*) Refers to the six-month period ended June 30, 2016, for comparative purposes.

• 13 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Financial Result

The consolidated financial result of Enel Chile as of June 30, 2017 reached Ch$ 10,069 million, which represents a Ch$ 10,461 million reduction when compared to the Ch$ 392 million profit booked in 2016. This outcome is primarily explained by the following:

A Ch$ 472 million financial income reduction related to a Ch$ 1,006 million reduction in customer refinancing and payment arrangements offset by Ch$ 533 million greater revenue from short term fixed income investments.

A Ch$ 4,787 million financial expense reduction, mainly due to lower interest on structured loans and trade accounts amounting to Ch$ 2,836 million with Enel Américas in force in 2016, effective in 2016, also lower interest on bank loans and bonds amounting to Ch$ 1,692 million due to the lower level of average debt in 2017 in addition to the impact of financial hedging and Ch$ 259 million in lower bank fee expenses.

A Ch$ 494 million income reduction related to indexation primarily related to a lower positive impact of indexation on recoverable taxes for Ch$ 828 million, less profit on hedging derivatives for Ch$ 1,058 million, partially offset by greater indexation adjustments to UF-denominated financial liabilities for Ch$ 1,394 million.

A Ch$ 14,283 million income reduction from positive exchange differences mainly as a consequence of the Ch$ 12,192 million lower positive exchange differences on Enel América’s structured debt in 2016, less profit from forward instruments amounting to Ch$ 3,890 million compensated by a greater profit related to cash in USD for Ch$ 1,799 million.

Other Non-operating Results

The income from companies accounted for using the equity method reached a loss of Ch$ 778 million, a Ch$ 6,236 million decrease when compared to the previous period, mainly explained by the lower results obtained by Electrogas S.A. and Quintero S.A. of Ch$ 2,811 million and Ch$ 2,018 million, respectively. Both companies were sold by enel Generación Chile. In addition, GNLA Chile S.A. register a lower net income of Ch$ 581 million and a greater loss from HidroAysen amounting to Ch$ 765 million.

Income from other investments amounted to Ch$ 105,461 million mainly explained by the net profit from the sale of our associate company Electrogas for Ch$ 105,312 million equal to the difference between the Ch$ 115,583 million sale price and the Ch$ 10,271 million book value of the investment.

Other profit (loss) reached Ch$ 4,398 million, mainly explained by the land sale of the subsidiary Gas Atacama Chile of Ch$ 4,177 million.

• 14 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Corporate Taxes

Corporate income taxes reached Ch$ 79,458 million, a negative Ch$ 37,610 million negative variation mainly due to the greater expenses resulting from Ch$ 27,675 million tax expense booked related to the sale of Electrogas shares and lower price-level adjustments to equity of subsidiaries amounting to Ch$ 6,876 million.

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Jun-17	dec-16		%
	(Million Ch$)

Current Assets	724,256	853,534	(129,278)	(15.2%)
Non current Assets	4,548,591	4,532,184	16,407	0.4%
Non-current Assets classified as held for sale	-	12,993	(12,993)	(100.0%)

Total Assets	5,272,847	5,398,711	(125,864)	(2.3%)

Total assets of the Company as of June 30, 2017, decreased Ch$ 125,864 million when compared to total assets as of December 31, 2016, mainly as a consequence of the following:

➢  Current Assets decreased Ch$ 129,278 million as of June 30, 2017. The variations in the main categories are presented below:

•         Cash and cash equivalents decreased Ch$ 116,852 million, explained by dividend payments for Ch$ 255,305 million, partially compensated by the payment received for the sale of the Electrogas shares for Ch$ 115,583 million and other cash payments received related to operations for Ch$ 22,870 million.

•         Current trade accounts receivables and other accounts receivables increased Ch$ 5,643 million. This was mainly due to greater distribution business customer trade accounts receivables for Ch$ 21,456 million, resulting from a Ch$ 8,841 million increase in billings, and also greater energy and capacity sales provisions related to the decree on average node price (PNP in its Spanish acronym) and the short-term node price (PNCP in its Spanish acronym) pending to be applied for a total of Ch$ 9,732 million, and greater sub transmission toll revenue provisions for a total of Ch$ 3,536 million. The above effects were compensated by Ch$ 13,205 million from the generation business as a consequence of greater customer collections.

•         Current related party accounts receivables decreased Ch$ 28,913 million, as a consequence of receiving payment of trade accounts receivables from i) Enel Trade SpA for Ch$ 19,996 million, and ii) GNL Chile for Ch$ 5,901 million and iii) Enel Generación Peru for Ch$ 1,119 million.

•         Current tax assets increased Ch$ 9,136 million, mainly related to monthly provisional corporate income tax payments to be recoverable from the previous period for Ch$ 14,574 million offset by a reduction in monthly provisional corporate income tax payments for Ch$ 5,227 million.

• 15 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

•         Non-current assets or disposable assets classified as assets for sale or held to be distributed to owners declined amounting to Ch$ 12,993 million related to selling the interest in Electrogas S.A.

➢  Non-current assets increased Ch$ 16,407 million as of June 30, 2017. The variations in the main categories are presented below:

•         Other non-current financial assets increased Ch$ 1,451 million, mainly derivative and hedging instruments for Ch$ 2,116 million offset by a reduction in investments maintained to maturity for Ch$ 653 million.

•         Non-current trade accounts receivables and other non-current accounts receivables increased Ch$ 315 million, mainly due to an increase of long-term leasing receivables of our subsidiary Enel Distribución Chile.

•         Investments accounted for using the equity method increased Ch$ 302 million, mainly the capital contribution to Centrales Hidroeléctricas de Aysén S.A. for Ch$ 1,836 million offset by the Ch$ 778 million net loss for the period of our associate companies and declared dividends of GNL Chile for Ch$ 743 million.

•         Intangible assets other than goodwill decreased Ch$ 1,129 million due to the net reduction in software programs and easements for Ch$ 1,126 million.

•         Property, plants and equipment increased Ch$ 11,959 million, mainly due to i) an increase in new investments for Ch$ 84,614 million, ii) depreciation for Ch$ 72,751 million, iii) asset retirements for Ch$ 238 million, iv) positive impact of other transactions for Ch$ 334 million.

•         Deferred tax assets increased Ch$ 2,221 million, mainly an increase in the balance of deferred taxes related to losses.

Liabilities and Equity			Change	Change
	Jun-17	dec-16		%
	(Million Ch$)

Current Liabilities	505,538	757,247	(251,709)	(33.2%)
Non Current Liabilities	1,165,435	1,178,471	(13,036)	(1.1%)
Total Equity	3,601,874	3,462,993	138,881	4.0%
attributable to owners of parent company	2,868,011	2,763,391	104,620	3.8%
attributable to non-controlling interest	733,863	699,602	34,261	4.9%

Total Liabilities and Equity	5,272,847	5,398,711	(125,864)	(2.3%)

Total liabilities of the Company as of June 30, 2017 decreased Ch$ 125,864 million when compared to total assets as of December 31, 2016, mainly due to the following:

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

➢  Current liabilities decrease Ch$ 251,709 million. The variations in the main categories are presented below:

•         Other current financial liabilities decreased Ch$ 1,937 million, due to loans accruing interest for Ch$ 99 million and hedging and non-hedging derivatives for Ch$ 1,838 million.

•         Trade accounts payable and other accounts payable decreased Ch$ 180,214 million, mainly due to the reduction of i) asset accounts payable for Ch$ 28,673 million; ii) accounts payable for goods and services for Ch$ 56,250 million; iii) dividends payable to third parties for Ch$ 95,876 million.

•         Other non-current provisions declined Ch$ 1,245 million, primarily explained by the reduction of legal claim provisions amounting to Ch$ 1,245 million.

•         Related party accounts payable decreased Ch$ 32,760 million, mainly due to an increase in accounts payable for gas purchases from GNL Chile for Ch$ 24,549 million offset by lower dividends payable to Enel Iberoamerica for Ch$ 57,755 million.

•         Current tax liabilities decreased Ch$ 34,940 million, mainly given the previous year’s income tax provisions.

➢  Non-Current Liabilities decrease Ch$ 13,036 million as of June 30, 2017, which is explained by the following:

•         Other non-current financial liabilities decreased Ch$ 10,158 million, mainly due to a Ch$ 2,097 million reduction in the level of bond debt due to the Ch$ 3,714 million impact of the appreciation of the Chilean Peso – against the US Dollar, and capital payments for Ch$ 2,758 million partially compensated by the Ch$ 3,962 million impact of the greater price adjustment of the Unidad de Fomento the chilean peso-denominated inlfation-index monetary unit. In addition to the Ch$ 6,981 million reduction of hedging and non-hedging derivative liabilities and the Ch$ 1,080 million reduction in financial leasing liabilities.

•         Other non-current provisions increase Ch$ 1,420 million, mainly explained by the increase of dismantling obligations related to San Isidro and Bocamina II power plants that belong to Enel Generación Chile Group for Ch$ 1,704 million offset by a reduction of legal claims provitions for Ch$ 283 million.

•         Deferred tax liabilities decreased Ch$ 2,737 million, mainly related to fixed asset depreciation tax deferrals amounting to Ch$ 8,810 million offset by others items for Ch$ 5,983 million.

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

•         Non-current employee benefit provisions declined Ch$ 971 million explained by payments related to employee severance packages.

Total Equity amounted to Ch$ 3,601,874 million, as of June 30, 2017 and is explained below.

•         Equity attributable to shareholders of Enel Chile amounted to Ch$ 2,868,011 million, comprised of the following: Issued capital for Ch$ 2,229,109 million, retained earnings for Ch$ 1,675,522 million that includes the Ch$ 169,660 million net income for the period ended June 30, 2017 and dividends for Ch$ 63,512 million, offset by lower other reserves amounting to Ch$ 1,036,620 million originating from the spin-off of the companies. Other reserves are comprised of (i) lower cash flow hedge reserves for Ch$ 75,742 million, (ii) lower profit and loss reserves related to the revaluation of financial assets available for sale amounting to Ch$ 12 million; (iii) other reserves for Ch$ 969,741 million, which includes taxes paid in Peru related to the spin-off of Enel Generación Chile and Enel Distribución Chile which amounted to Ch$ 90,275 million. The above was offset by conversion reserves for Ch$ 8,851 million.

•         Equity attributable to non-controlling shareholders amounted to Ch$ 733,863 million, which includes the initial balance of Ch$ 699,602 million and the transactions booked throughout the period ended June 30, 2017, related to the Ch$ 77,079 million net income of the period. The aforementioned was offset by dividends for Ch$ 41,726 million, other comprehensive income amounting to Ch$ 4 million and other changes for Ch$ 1,088 million.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The performance of main financial ratios is the following:

RATIO		Unit	Jun-17	jun-16 (***)	Change	Change (%)

Liquidity	Liquidity	Times	1.43	1.12	0.31	27.4%
	Acid-test *	Times	1.35	1.06	0.29	26.8%
	Working capital	MMCh$	218,718	88,680	130,038	146.6%
Leverage	Leverage	Times	0.46	0.62	(0.16)	(26.1%)
	Short-term debt	%	30.3%	35.4%	(5.1%)	(14.4%)
	Long-term debt	%	69.7%	64.6%	5.1%	7.9%
	Financial expenses coverage**	Times	15.15	36.96	(21.8)	(59.0%)
Profitability	Op. income / Op. Revenues	%	18.8%	23.0%	(4.3%)	(18.5%)
	ROE	%	13.7%	6.7%	7.0%	105.3%
	ROA	%	10.4%	4.9%	5.5%	114.0%

(*) Current assets net of Inventories and prepayments).

(**)  EBITDA / Financial expenses.

(***) For year 2016, six months are considered for comparison purposes.

•         The current ratio as of June 30, 2017 reached 1.43 times, which represents a 27.4% increase indicating that Enel Chile Group have a solid liquidity position that allows it to cover its short-term liabilities with current assets.

•         Acid test or quick ratio, as of June 30, 2017, was 1.35 times, which represents a 26.8% increase when compared to June 30, 2016 explained by a lower level of trade accounts payable and other current accounts payable.

•         Working capital, as of June 30, 2017, amounted to Ch$ 218,718 million, calculated as the remaining current assets after subtracting all current liabilities mainly explained by the lower balance of trade accounts payable and other current accounts payable.

•         The debt ratio was 0.46 times, as of June 30, 2017, which means that the level of equity commitment of Enel Chile was 0.46 times at the end of the period.

•         The financial expense coverage ratio for the six-month period ended June 30, 2017 was 15.15 times, which indicates the ability to cover all financial expenses with the EBITDA obtained during the period. The figure represents a 59.0% reduction, 21.8 times when compared to the previous year, mainly due to positive exchange differences amounting to Ch$ 14,283 million.

•         The profitability index, calculated by dividing operating income by operating revenues, declined 4.3% when compared to the previous year, reaching 18.8% as of June 30, 2017 due to lower operating income this period.

•         Return on equity of the owners of the controlling shareholder was 13.7% for the period endind June 30, 2017.

•         Return on assets was 10.4% for the period endind June 30, 2017.

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

MAIN CASH FLOWS

Enel Chile Group generated a negative net cash flow of Ch$ 119,708 million for the six-month period ended June 30, 2017, which represents a Ch$ 145,049 million reduction when compared to the previous year.  The main factors that explain this decrease in the net cash flow when compared to 2016, classified as either operating, investing, or financing activities are presented below:

Net Cash Flow			Change	Change
	Jun-17	Jun-16		%
	(Million Ch$)

From Operating Activities	182,721	85,645	97,076	113.4%

From Investing Activities	(18,575)	(1,875)	(16,700)	n/a

From Financing Activities	(283,854)	(58,429)	(225,425)	n/a

Total Net Cash Flow	(119,708)	25,341	(145,049)	(572.4%)

Net cash flow from operating activities amounted to Ch$ 182,721 million for the six-month period ended June 30, 2017, which represents a 113.4% increase when compared to June 2016. This cash flow comes primarily from sales and other revenues amounting to Ch$ 1,515,860 million, cash inflows from insurance policy premiums and services, annuities and other benefits for Ch$ 202 million and other operational cash inflows for Ch$ 583 million, which were partially offset by cash outflows related to (i) supplier payments for Ch$ 1,046,600 million; (ii) employee payments for Ch$ 73,431 million; (iii) income tax payments for Ch$ 127,671 million; (iv) other operating payments for Ch$ 68,747 million (v) insurance policy premiums for Ch$ 15,481 million; and (vi) other cash disbursements for Ch$ 1,994 million.

Due to the corporate restructuring that took place the previous year, as of June 30, 2016, Ch$ 130,728 million were paid as taxes in Peru.

Net cash flow used in investing activities amounted to Ch$ 18,575 million for the six-month period ended June 30, 2017, which represents a Ch$ 16,700 million reduction when compared to June 2016 mainly comprised by (i) disbursements to purchase property, plants, and equipment for Ch$ 137,052 million; (ii) capital contributions to HidroAysén for Ch$ 1,836 million, and (iii) payments related to derivative future and swap contracts for Ch$ 5,281 million. The cash payments were partially offset by other cash receipts related to the sale of equity or other company’s debt including the sale of the interest in Electrogas for Ch$ 115,583 million; (ii) interest received amounting to Ch$ 4,150 million; (iii) dividends received from our investments in associate companies for Ch$ 880 million; (iv) payments related to derivative future and swap contracts for Ch$ 707 million, and (v) payments received for the sale of property, plants and equipment amounting to Ch$ 4,274 million.

Net cash flow used for financing activities amounted to Ch$ 283,854 million during the six-month period ended June 30, 2017, which represents a Ch$ 225.425 million fall when compared to June 2016. This cash flow is mainly comprised by (i) Ch$ 2,757 million in bond repayments; (ii) Ch$ 255,306 million in dividend payments, of which Ch$ 96,260 million was paid to the controlling group companies;(iii) Ch$ 22,183 million in interest payments of which Ch$ 21,879 million is interest on bonds; (iv) Ch$ 1,320 million in financial leasing liability payments, and (v) Ch$ 2,288 million in other cash disbursements.

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

The following table presents the cash disbursements related to additional property, plants, and equipment for the six-month period ended June 30, 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
6 MONTHS ENDED JUNE 30, 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Jun-17	jun-16(*)	Jun-17	jun-16(*)
Enel Generación Chile and subsidiaries	103,086	75,639	58,924	66,021
Enel Distribución Chile and subsidiaries	32,456	19,552	16,467	13,867
Other entities (business different to generation and distribution)	1,510		435	249
Total Consolidated ENEL CHILE Group	137,052	95,191	75,826	80,137

 (*) Refers to the six-month period ended June 30, 2017 and 2016, for comparative purposes.

The most relevant cash outflows in the generation business respond to maintenance and investment in power plants that amounted to Ch$ 103,086 million. In the distribution business, main investments include network extensions and network operational optimization to increase the level of efficiency and service quality which amounted to Ch$ 32,456 million as of June 30, 2017.

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

➢  Public authorities will approve such environmental impact studies;

➢  Public opposition will not lead to delays or modifications to any proposed project;

➢  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 22 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, stood at 92% as of June 30, 2017 and December 31, 2016.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

• 23 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Group in Chile is exposed to the risk of price variations of certain commodities, primarily the following:

-       Fuel purchases for the process of electricity generation.

-       Purchase and sale of energy carried out in the  local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income. As of June 30, 2017 there were swap operations in place for 1.6 million barrels of Brent oil to be settled between July and December 2017 and 1.6 million barrels of Brent oil to be settled between January and August 2018; Henry Hub gas swaps for 2.6 million MMBTU to be settled between July and December 2017 and 6.3 million MMBTU to be settled between January and May 2018; API2 coal for 560 kton to be settled between September and December 2017 and 82 kton to be settled between January and February 2018. As of December 31, 2016, there were swap operations in place for 3 million barrels of Brent oil to be settled between January and November 2017 and Henry Hub gas for 3.3 million MMBTU to be settled between January and September 2017.

• 24 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of June 30, 2017, the liquidity of the Enel Group Chile was of ThCh$ 129,147,282 in cash and cash equivalents and ThCh$ 279,553,567 in committed long-term lines of credit. As of December 31, 2016, the liquidity of Enel Group Chile of ThCh$ 245,999,192 in cash and cash equivalents and ThCh$ 342,827,047 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

• 25 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of Investment Grade or equivalent) with pre-established limits per entity.

Investments may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 65,064,113.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

• 26 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Other Risks

As of June 30, 2017 Enel Chile, on a stand-alone basis, has no financial debt, therefore, is no subject to cross-default provisions. Nevertheless, as is common practice in bank credit facilities and capital market operations, a portion of our subsidiay Enel Generación Chile's financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

• 27 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP JUNE 30, 2017

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

• 28 •

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: July 25, 2017